                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/11/05: UMC will attend investor conferences on 2020/11/10

99.2                 Announcement on 2020/11/09: October Revenue

99.3                 Announcement on 2020/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2020/11/10

1. Date of institutional investor conference: 2020/11/10

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “Virtual Taiwan Conference 2020”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

November 9, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
October	Net sales	15,282,825	14,587,122	695,703	4.77%
Year-to-Date	Net sales	146,807,386	120,939,705	25,867,681	21.39%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,768,000	5,810,000	22,076,146

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of October 31, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	0	748,000	99,342,655
UMC (Note2)	15,399,616	16,373,599	99,342,655

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million. Since Nexpower’s syndicated loan has been fully repaid in September 2020, the board of directors resolved to reduce endorsement to Nexpower’s syndicated loan for the amount to NT$0 on October 29, 2020.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020 and October 29, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 400 million and CNY¥ 900.4 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,009,400	0
Fair Value	0	0	1,240	0
Net profit (loss) from Fair Value	0	0	1,240	0
Written-off Trading
Contracts	0	0	8,834,442	0
Realized profit (loss)	0	0	14,783	0

Exhibit 99.3

United Microelectronics Corporation

For the month of October, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2020	Number of shares as of October 31, 2020	Changes

Chairman

President

President

Executive Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Stan Hung

SC Chien

Jason Wang

Ming Hsu

Oliver Chang

Chitung Liu

Lucas S Chang

TS Wu

C C Hsu

M C Lai

G C Hung

Wenchi Ting

Jerry CJ Hu

Y S Shen

Steven S Liu

SR Sheu

M L Liao

S S Hong

Francia Hsu

Eric Chen

Mindy Lin

Johnson Liu

Victor Chuang

Chuck Chen

S F Tzou

Le Tien Jung

Yau Kae Sheu

J Y Wu

Osbert Cheng

Steven Hsu

Purakh Raj Verma

Yanan Mou

Remi Yu

Michael CY Wang

Ji Fu Kung

C P Yen

Pang Min Wang

Ray Yang

Bellona Chen

Louis Hsieh

59,301,452

19,294,648

28,715,000

9,283,000

6,713,589

8,280,217

4,600,000

4,899,809

5,352,068

5,726,863

5,240,791

4,150,000

4,545,000

4,250,000

4,800,000

4,718,892

6,240,809

4,366,406

4,671,000

5,030,000

3,157,925

2,036,413

1,764,671

1,750,000

3,299,108

2,590,000

2,820,000

2,800,191

2,961,000

2,310,000

1,200,000

1,000,000

2,013,000

1,500,000

1,827,741

2,258,645

1,919,126

1,576,274

1,905,126

900,000

49,301,452

9,294,648

18,715,000

2,783,000

1,713,589

3,280,217

600,000

1,599,809

2,052,068

2,426,863

1,940,791

1,150,000

1,245,000

950,000

1,800,000

1,418,892

3,540,809

1,066,406

1,371,000

1,730,000

1,657,925

536,413

464,671

550,000

1,799,108

1,090,000

1,320,000

1,000,191

1,161,000

510,000

0

100,000

513,000

0

927,741

758,645

419,126

376,274

555,126

200,000

(10,000,000)

(10,000,000)

(10,000,000)

(6,500,000)

(5,000,000)

(5,000,000)

(4,000,000)

(3,300,000)

(3,300,000)

(3,300,000)

(3,300,000)

(3,000,000)

(3,300,000)

(3,300,000)

(3,000,000)

(3,300,000)

(2,700,000)

(3,300,000)

(3,300,000)

(3,300,000)

(1,500,000)

(1,500,000)

(1,300,000)

(1,200,000)

(1,500,000)

(1,500,000)

(1,500,000)

(1,800,000)

(1,800,000)

(1,800,000)

(1,200,000)

(900,000)

(1,500,000)

(1,500,000)

(900,000)

(1,500,000)

(1,500,000)

(1,200,000)

(1,350,000)

(700,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 31, 2020	Number of shares as of October 30, 2020	Changes
President	Jason Wang	10,200,000	14,200,000	4,000,000